April 6, 2000

We  wish to request to withdraw the following submission filed with the SEC:

Form Type:      	10SB12G
Received Date:  	31-Mar-2000
Filing Date   		03-Apr-2000
Accession Number:       0001039726-00-000007

Reason: This document was incorrectly filed as a Form 10SB12G instead of a Form 10KSB. We will make the necessary changes to this document and submit a new filing as a Form 10KSB for our fiscal year ended Dec. 31, 1999.


/s/Terry Cook
Canadian Northern Lites Inc.